Sonoco Products Company
One North Second Street
Post Office Box 160
Hartsville, South Carolina 29551-0160

April 21, 2011

Ms. Pamela Howell
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:           Sonoco Products Company
Form 10-K for Fiscal Year Ended December 31, 2010
   Filed February 28, 2011
File No.  000-00516

Dear Ms. Howell:

This letter is in response to your April 12, 2011 comment letter addressed to Harris E. DeLoach, Jr., Chief Executive Officer, Sonoco Products Company regarding the filing referenced above.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 4

COMMENT:

1.
We note that sales to Procter & Gamble represent 10% of your consolidated revenues for fiscal year 2010.  Please advise us whether there are any material sales agreements with Procter & Gamble requiring disclosure under Item 601(b)(10) of Regulation S-K.

RESPONSE:

We have multiple independent sales agreements with Procter & Gamble, the largest of which accounted for approximately $90 million of consolidated revenues in 2010.  These sales agreements are entered into in the ordinary course of business, are not deemed to be individually material, and our business is not substantially dependent upon their continued existence.  Accordingly, we have not filed any of these sales agreements with Procter & Gamble as exhibits under Item 601(b)(10) of Regulation S-K.

Ms. Pamela Howell
April 21, 2011

Exhibits

COMMENT:

2.
We note that you have omitted various schedules, exhibits, and/or various attachments from Exhibit 10-13.  Please confirm that you will file Exhibit 10-13 in its entirety with your next periodic report.

RESPONSE:

Exhibit 10-13 (Second Amended and Restated Credit Agreement, effective October 18, 2010) will be filed in its entirety with our Form 10-Q for the quarterly period ended April 3, 2011.  The exhibit will include all of the articles, schedules, and exhibits listed in the Table of Contents, including those schedules and exhibits not included in our Form 10-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing addresses your question concerning the Company’s Form 10-K filing for the year ended December 31, 2010.  Please let me know if you require any further information.

Sincerely,

/s/Charles J. Hupfer
Charles J. Hupfer
Senior Vice President and
Chief Financial Officer